Exhibit 99.53

Consent of Glen Kuntz

The undersigned hereby consents to the use of the technical report entitled “Revised NI 43-101 Technical Report and Preliminary Economic Assessment for the Toroparu Gold Project, Upper Puruni River Region of Western Guyana” with an effective date of December 1, 2021, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of Aris Mining Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Glen Kuntz
Glen Kuntz, P. Geo.

Dated: September 6, 2023